

Mail Stop 3561

February 5, 2018

Vladimir Karelin
President and Chief Financial Officer
Gabbit Corp.
Gymnasiumstrasse 19-21
Vienna, Austria 1180

> **Re:** **Gabbit Corp.**
> **Form 10-K for Fiscal Year Ended February 28, 2017**
> **Filed April 17, 2017**
> **File No. 333-210573**

Dear Mr. Karelin:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended February 28, 2017

Report of Independent Registered Public Accounting Firm, page F-1

1. Pursuant to PCAOB Release No. 105-2017-040, Pinaki & Associates, LLC is no longer registered with the PCAOB and therefore, you may not include audit reports or consents in your filings with the Commission on or after the date of deregistration, which was October 26, 2017. Please file an Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 if you have questions regarding the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure